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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESL INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 KINGS HIGHWAY SOUTH
(No. and Street)

ROCHESTER	NY	14617-5598
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEO IACOBELLI (585) 336-1321
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY & PULLEN, LLP
(Name – *if individual, state last, first, middle name*)

100 CUMMINGS CENTER, SUITE 211-C	BEVERLY	MA	01915-6104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEO IACOBELLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESL INVESTMENT SERVICES, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOELLE L. DONAHOE
Notary Public, State of New York
No. 01DO6081047
Qualified in Monroe County
Commission Expires September 30, 20 10

Signature

PRESIDENT/COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of
ESL Federal Credit Union)

Financial Statements

December 31, 2008

McGladrey & Pullen
Certified Public Accountants

TABLE OF CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Managing Committee
ESL Investment Services, LLC
Rochester, New York

We have audited the accompanying statement of financial condition of ESL Investment Services, LLC a wholly owned subsidiary of ESL Federal Credit Union, as of December 31, 2008, and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ESL Investment Services, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Beverly, Massachusetts
February 23, 2009
eslinv.bo.ann.fs-cuso.08.se

ESL INVESTMENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

	2008
Cash	$ 11,137,407
Property and equipment, net	9,881
Total assets	$ 11,147,288

LIABILITIES AND MEMBER'S EQUITY

	2008
Liabilities	
Accounts payable and accrued expenses	$ 426,028
Total liabilities	426,028
Member's equity	
Capital	1,500,000
Retained earnings	9,221,260
Total member's equity	10,721,260
Total liabilities and member's equity	$ 11,147,288

The accompanying notes are an integral part of this statement.

ESL INVESTMENT SERVICES, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008

	2008
Interest income	$ 4,087
Commission revenues	5,867,189
Total revenue	5,871,276
Expenses:	
Salaries, commissions and benefits	2,807,608
Occupancy	111,804
Marketing and promotion	63,523
Professional and outside services	126,847
Depreciation	3,675
General and administrative	147,998
Total expenses	3,261,455
Net income	2,609,821
Retained earnings, beginning of year	6,611,439
Retained earnings, end of year	$ 9,221,260

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008

	2008
Cash flows from operating activities:	
Net income	$ 2,609,821
Adjustments to reconcile net income to net cash from operating activities -	
Depreciation	3,675
Decrease in commissions receivable and other assets	6,470
Increase in accounts payable and accrued expenses	151,328
Total adjustments	161,473
Net cash provided by operating activities	2,771,294
Net increase in cash	2,771,294
Cash at beginning of year	8,366,113
Cash at end of year	$ 11,137,407

The accompanying notes are an integral part of these statements.

1. Operations and Summary of Significant Accounting Policies

ESL Investment Services, LLC (the "Company") is a limited-purpose securities broker-dealer, registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of ESL Federal Credit Union (the "Credit Union"). The Company was originally incorporated in 1996 with operations beginning on January 1, 1997. The Company was initially funded from the issuance of $1,500,000 in common stock to the Credit Union. The Company was established by the Credit Union to serve as an investment services company to sell annuity contracts, mutual funds, and other securities primarily to Credit Union members. Effective July 1, 2001, the Company converted its corporate charter to a limited liability company ("LLC") under the provisions of the New York Limited Liability Company Act.

The Company received approval for membership to operate as a registered broker-dealer on July 21, 2006.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. It operates under the provisions of subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the operating provisions of that Rule.

A summary of the Company's significant accounting policies follows:

Cash and Cash Equivalents

Cash and cash equivalents includes deposits with the Credit Union and other highly liquid investments that are readily convertible to cash. Amounts due from these financial institutions exceeded federally insured limits on December 31, 2008.

Commission Revenues

Commission revenues relate primarily to the sale of annuity, mutual funds, and other security products. These products are offered to members through LPL Financial, an unaffiliated entity and also a registered broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. Revenues are recorded on a settlement date basis which does not differ materially from a trade date basis.

Property and Equipment

Property and equipment are stated at cost and are depreciated over useful lives ranging from 3-10 years using the straight-line method. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the life of the lease or the life of the leasehold improvement.

Income Taxes

Effective July 1, 2001, the Company converted its corporate charter to a limited liability company. The Company is classified as a partnership for federal income tax purposes which is exempt from federal and state income taxes.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The aforementioned financial statements have been prepared from the separate records maintained by the Company. The financial condition and the results of operations as presented in these financial statements may not necessarily be indicative of the condition that would have existed or the results of operations that would have been achieved had the subsidiary been operated as an unaffiliated company. Portions of certain expenses incurred by the Parent have been allocated to the Company.

2. Property and Equipment

Property and equipment consist of the following:

	2008
Computer equipment	$ 3,400
Leasehold improvements	43,831
	47,231
Less - Accumulated depreciation and amortization	37,350
	$ 9,881

3. Pension and Other Postemployment Benefits Plan

The Company's personnel are covered under the Credit Union's pension plan. The Credit Union has a noncontributory defined-benefit retirement plan (the "Plan") covering substantially all of its employees. The benefits are based on years of service and average compensation prior to retirement. The Credit Union will make future contributions to the Plan, as necessary, based on the recommendations of its actuaries and within the requirements of ERISA. The Credit Union allocates a percentage of the annual expense to the Company based on headcount. For the year ended December 31, 2008, the Company recognized pension costs of $39,507.

The Company's personnel are covered under the Credit Union's medical, health care and life insurance plans. The Credit Union provides benefits to qualifying retirees. Substantially all employees become eligible for these benefits if they have met certain age and service requirements upon retirement. These benefits are paid from two separate trusts. The trusts were funded in accordance with the maximum funding allowed under ERISA. The Credit Union does not expect to make a contribution to the plan during 2009. The Credit Union allocates a percentage of the annual expense to the Company based on headcount. For the year ended December 31, 2008, the Company recognized benefits costs of $14,085.

5. Related Party Transactions

Pursuant to agreements between the parties, the Company is charged by the Credit Union for certain expense allocations, including professional and administrative services as well as customer referrals provided by ESL Federal Credit Union of $83,908, and the cost of office and branch space of $111,803 for the year ended December 31, 2008.

At December 31, 2008, the Company had cash balances with ESL Federal Credit Union in the amount of $10,664,818.

6. Accounts Payable and Accrued Expenses

The components of accounts payable and accrued expenses consist of the following:

	2008
Accrued salaries	$ 141,542
Accrued success share	251,481
Other	33,005
	$ 426,028

7. Off Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are executed by LPL Financial. This other broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $333,565 and $28,416, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.28 to 1.

ESL INVESTMENT SERVICES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2008

Total members' equity from statement of financial condition		10,721,260
Less other deductions for accrued liabilities		(1,931)
Total adjusted members' equity		10,719,329
Less non-allowable assets:		
Cash	10,375,884	
Equipment, net	9,881	
Total non-allowable assets		10,385,765
Net capital before haircuts on securities		333,564
Haircuts on money market funds		-
Net Capital		$ 333,564
Aggregate indebtedness:		
Total Liabilities		$ 426,028
Computation of basic net capital requirement		
Minimum net capital required		
(Greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 28,401
Net capital in excess of minimum requirement		$ 305,163
Ratio of aggregate indebtedness to net capital		1.28 to 1

Note: There were no material differences between the above computation and the amounts as reported in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

Information Relating to Possession or Control Requirements
The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i)

Computation for Determination of the Reserve Requirements
The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i)

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Managing Committee
ESL Investment Services, LLC
Rochester, New York

In planning and performing our audit of the financial statements of ESL Investment Services, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Committee, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Beverly, Massachusetts
February 23, 2009
eslinv.bo.ann.cuso-fs.08.se